NEWS FOR IMMEDIATE RELEASE

Head Office:
Venture Way
Priorswood Industrial Estate
Taunton, Somerset, TA2 8DE U.K.
Telephone: 441.823.331081
Facsimile: 441.823.323382

North American
Representative Office:
595 Howe Street, Suite 504
Vancouver, BC V6C 2T5 Canada
Telephone: 604.689.1515
Facsimile: 604.687.8678

CUSIP #: 823222104

SHEP TECHNOLOGIES TO ACQUIRE MARSHALSEA HYDRAULICS

A World Leader in Hydraulic-Hybrid Power Technology
Makes Strategic Purchase to Expedite Commercialization

VANCOUVER, BC - MAY 26, 2004 - SHEP TECHNOLOGIES, INC., (OTCBB: STLOF, BER: IH3), announced that it has signed a letter of intent to acquire Marshalsea Hydraulics Ltd. ("Marshalsea") of Taunton, England, for a purchase price of BP 1,300,000 (approx. US$2.4 million). Marshalsea (www.marshalsea.co.uk) is an ISO 9001:2000 (certificate no GB03/59217) certified designer and manufacturer of specialized fluid power systems, pumps, valves and related equipment. It has an international customer and user base including British Petroleum, Exxon Mobil, Conoco Inc., Shell Group, Cameron, Kvaerner, FMC Kongsberg and ABB. The acquisition will provide a cornerstone and an immediate in-house research, development and manufacturing facility; expediting SHEP's transition from primarily research and development to commercialization.

Marshalsea's specialized hydraulics design, manufacturing knowledge and facilities will assist the company in its commercialization of the SHEP System, a hydraulic-hybrid technology that provides cost-effective, environmentally-friendly alternative regenerative energy to a wide variety of transportation applications. In the past, Marshalsea has utilized SHEP's Ifield pump/motor in certain of its industrial projects, and, with the acquisition, plans to further emphasize its use in its deep sea and oil and gas applications and other industrial product offerings. Marshalsea will form a new SHEP/Marshalsea industrial division to operate in parallel with SHEP's automotive activities.

"This is truly a strategic acquisition in which both parties benefit significantly," stated Malcolm Burke, President and CEO of SHEP. "Marshalsea is a key subcontractor to Pi Technology in the development of our third generation SHEP System prototype, a Jaguar X-Type sport sedan, and will provide us with expanded research, development capabilities and in-house manufacturing facility."

"I view this business combination as a key step for both companies moving forward; it is a natural fit", added Peter Humphrey, managing director of Marshalsea. "Marshalsea has established revenues, profitability, operations personnel and a world-class client and user base. Over the past year, we have worked closely with Pi Technology to adapt the Ifield pump/motor to SHEP's third generation prototype while playing a significant role in producing SHEP's latest version of the Unitised Accumulator System for the same prototype. As a result, we have a very good understanding of the SHEP System and components and foresee numerous applications."

Based upon its audited financial statements and current exchange rates, Marshalsea generated revenues of US$3.1 million for the year ended September 30, 2003, marking seven consecutive years of profitability. Management reports that revenues for the current year to date are running approximately 13% ahead of same period last year.

The transaction is subject to due diligence, completion of a definitive agreement, financing of the purchase price and other customary conditions. The transaction is expected to close on or before October 31, 2004.

Because of the cross-affiliations between and among the directors and officers of SHEP and Marshalsea, the proposed transaction poses inherent conflicts of interest. The shareholders of Marshalsea were among the founding shareholders of SHEP and currently own, collectively, approximately 9% of the total outstanding SHEP shares. Further, two of Marshalsea's directors and officers are also officers or directors of SHEP: Peter Humphrey is managing director of both Marshalsea and SHEP UK and is a director of SHEP; and John Hopkins is the Finance Director of both Marshalsea and SHEP UK. However, no director or officer of SHEP has any direct or indirect pecuniary interest in the proposed transaction other than Peter Humphrey and John Hopkins, who will abstain from any internal discussions and decision-making regarding the proposed acquisition.

About SHEP Technologies Inc.

SHEP and its subsidiaries design, develop and market proprietary energy technology for application in the global transport sector. The SHEP System, using electronics and proprietary hydraulic pump motors, captures the generated kinetic energy that is otherwise lost when brakes are applied in a variety of transport applications, and utilizes the recovered energy for acceleration during the inefficient low-speed acceleration phase. The company's third generation, electronically controlled hydraulic hybrid is expected to deliver fuel economy and emissions reductions while increasing performance. The following prototype vehicles utilize SHEP hydraulic hybrid systems or proprietary SHEP System components:

  LDV 17-passenger mini bus;

  Ford Motor Company's "HPA" Lincoln Navigator, which demonstrated significant fuel savings under both urban and commercial drive cycles; and

  X-type Jaguar scheduled for rollout during 2004.

The SHEP System and its components are intended to be equally applicable to commercial and passenger vehicles of all sizes and variety, including subways. The company expects to license its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to industrial manufacturers, niche transport manufacturers, OEMs and Tier 1 suppliers to the automotive industry.

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Statements about the company's future expectations, including future revenues, earnings, product development, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the company's actual results could differ materially from expected results.

For further information, visit www.shepinc.com or contact:

SHEP Technologies Inc.
Mike Marrandino, Investor Relations and Corporate Communications
Phone: 1-877-689-1515 or 604-689-1515 (x 111)
Email: investor@shepinc.com

Or:

Pacific Communications Group
Shane Smith
Phone: 310-224-4965
Email: ssmith@paccomgrp.com